SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For 20 June, 2007


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



20 June 2007

                               Bank of Ireland

Bank of Ireland today announced the proposal to elect three new non-executive directors to the Court of Directors at the Annual General Court on 17th July.

Rose Hynes is a director of Bank of Ireland Mortgage Bank, Bord Gais Eireann, Shannon Airport Authority, Northern Ireland Water Ltd and a number of other companies. She is also a director of Total Produce plc, where she chairs its Compensation Committee and is a member of the Audit Committee. She was a member of Guinness Peat Aviation senior management for many years and is also a former director of Fyffes plc and Aer Lingus. Rose is a law graduate of University College Dublin and a solicitor. She is also an associate of the Irish Institute of Taxation and of the Chartered Institute of Arbitrators.

Jerome Kennedy is a director of Bank of Ireland Life Holdings plc, New Ireland Assurance Company plc and Total Produce plc, where he chairs the Audit Committees. He is Chairman of Caulfield McCarthy Group Retail and a member of the Irish Board of the UCD Michael Smurfit Business School. A Chartered Accountant by profession, he was Managing Partner with KPMG Ireland for three terms between 1995 and 2004. He currently acts as a strategic business adviser to a number of Irish businesses and is a member of the Audit Committee Institute.

Heather Ann McSharry is General Manager of Reckitt Benckiser in Ireland, a leading global household, health and personal care company, having previously been Managing Director of Boots Healthcare Limited in Ireland. A business graduate of University College Dublin (UCD), she is also a director of Enterprise Ireland, of the Irish Pharmaceutical Healthcare Association and is a member of the Governing Authority of UCD.


/ends


Enquiries:-

Dan Loughrey, Head of Group Corporate Communications 00-353-1-604-3833



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date:  20 June, 2007